SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(a)

(Amendment No. 2)*

CPI AEROSTRUCTURES, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

125919308

(CUSIP Number)

David Alan Miller, Esq.

Graubard Miller

405 Lexington Avenue

New York, New York 10174

Telephone:  (212) 818-8800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 20, 2007

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 6)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125919308	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Arthur August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 368,900 Shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 368,900 Shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 125919308	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.

Securities and Issuer

The class of equity securities to which this statement relates is the common stock, par value $.001 per share, of CPI Aerostructures, Inc. (“Company”), a New York corporation, whose principal executive offices are located at 60 Heartland Boulevard, Edgewood, New York 11717.  The Company is engaged in the contract production of aircraft structural parts and assemblies.

The percentage of beneficial ownership reflected in this Amendment No. 2 to Schedule 13D is based upon 5,550,273 shares of common stock outstanding as of March 1, 2007.

Item 2.

Identity and Background

This statement is filed on behalf of Arthur August.  Mr. August’s residence address is 7155 Wainscott Court, Sarasota, Florida 34238.  Mr. August retired as Chairman Emeritus of the Company on December 31, 2006.

Mr. August has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.  Mr. August has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Mr. August is a United States citizen.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. August exercised options to purchase (i) 60,000 shares of common stock on April 1, 2004, (ii) 55,000 shares of common stock on May 10, 2004 and (iii) 85,000 shares of common stock on February 9, 2007.  In each case, the exercise price was paid for using shares of the Company’s common stock owned by Mr. August.  On February 15, 2007, Mr. August exercised options to purchase 40,000 shares of common stock, for which the exercise price was paid in cash from his personal funds.

On February 20, 2007, Mr. August sold 200,000 of the shares acquired upon the exercise of the options described above in a private transaction.

Item 4.

Purpose of Transactions

(a)

Mr. August disposed of the securities specified in Item 3 above in the ordinary course of his business activities.  At this time, Mr. August has no specific plans to acquire any additional common stock.  Mr. August may at any time and from time to time exercise his options or dispose of his common stock, depending upon an ongoing evaluation of the investment in the common stock, prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations.  Mr. August has

CUSIP No. 125919308	SCHEDULE 13D	Page 4 of 6 Pages

made no determination regarding a maximum or minimum number of shares of common stock which he may hold at any point in time.

(b)

Mr. August does not have any present plans or proposals which would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; any change in the present Board of Directors of management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in the Company’s charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

Mr. August beneficially owns 368,900 shares of the Company’s common stock, which represents beneficial ownership of approximately 6.3% of the Company’s outstanding common stock.  This amount includes 260,000 shares of common stock issuable upon the exercise of options which are currently exercisable at prices ranging from $1.20 to $6.35.  This amount excludes 3,000 shares of common stock held by Mr. August’s wife, over which she exercises exclusive investment and dispositive authority.

(b)

Mr. August has sole power to vote and dispose of the shares of common stock, including the common stock issuable upon the exercise of options.

(c)

Mr. August effected the following transactions during the past sixty days:

On February 9, 2007, Mr. August exercised options to purchase 85,000 shares of common stock, at an exercise price of $2.59 per share.  On February 15, 2007, Mr. August exercised options to purchase 40,000 shares of common stock, at an exercise price of $2.59 per share.  On February 20, 2007, Mr. August sold 200,000 shares of common stock that he had acquired upon the exercise of options in a private transaction at a price of $6.50 per share.

(d)

Except as disclosed herein, no person other than Mr. August has any voting or dispositive power over the securities reported upon or the right to receive or direct the payment of any dividends or proceeds form the sale of such securities.

CUSIP No. 125919308	SCHEDULE 13D	Page 5 of 6 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

None.

Item 7.

Material to be Filed as Exhibits.

None.

CUSIP No. 125919308	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2007

/s/ Arthur August

ARTHUR AUGUST